

05040140

SECU[...]SION

PROCESSED

APR 29 2005

THOMSON FINANCIAL

UF 4-20-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornes & Associates Inc. Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 W. State Street, Suite B
(No. and Street)

Redlands (City) CA (State) 92373 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Thornes 909-335-7440 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soren McAdam Christenson LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 890 (Address) Redlands (City) CA (State) 92375-1210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 29 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES N. MCCALLUM
Commission # 1395737
Notary Public - California
San Bernardino County
My Comm. Expires Jan 24, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors



Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
Douglas R. McAdam, C.P.A.
Stephen W. Nash, J.D.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

April 7, 2005

APR 11 2005
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

NASD
Los Angeles District Office
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

Attn: Han T. Nguyen

Dear Mr. Nguyen:

Accompanying this letter is the item requested in your letter dated March 29, 2005. Copies have been sent to the parties noted below.

Please feel free to contact us if you have any questions.

APR 1 1 2005

Very truly yours,

Soren McAdam Christenson LLP

Soren McAdam Christenson LLP

By: David P. Tuttle, CPA

cc: SEC Headquarters (2 copies of enclosures)
SEC Pacific Regional Office
NASD/Systems Support

Schedule I

THORNES & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2004

Net capital	
Total stockholders' equity	$242,660
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	242,660
Deductions and/or charges:	
Securities not readily marketable	(3,450)
Furniture and equipment, net	(4,342)
Loans to officers	(32,139)
Other assets	(7,002)
Net capital before haircut on securities	195,727
Haircuts on securities	
Money market funds	908
State and municipal government obligations	110
Stocks	11,341
Net capital	$183,368
Aggregate indebtedness	
Other accounts payable and accrued expenses	$22,234
Total aggregate indebtedness	$22,234
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$178,367
Excess net capital at 1,000 percent	$181,144
Ratio: Aggregate indebtedness to net capital	0.12
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$189,390
Audit adjustments	
Computation of hair cuts	(746)
Accounts payable	(3,477)
Capitalization of equipment	5,301
Payroll accruals	(2,661)
Depreciation	(2,174)
All other items	(2,265)
	$183,368